July 20, 2011

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	ESSA Bancorp, Inc.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

File No. 001-33384

Dear Ms. Blume:

The following sets forth the responses of ESSA Bancorp, Inc. (the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) in the Staff’s letter (the Comment Letter”) dated July 6, 2011. The Company acknowledges that the adequacy and accuracy of the disclosures in any Company filing are the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q as of March 31, 2011

Note 8 – Loans Receivable, Net and Allowance for Loan losses, page 10

1.	We note your response to the second bullet point of comment 3 from our letter dated April 15, 2011. Please clarify the following:

•

You state that you “typically” utilize a discount of 20% for owner-occupied residential mortgage loans. Please tell us the circumstances in which you would not use a 20% discount for these loans. Further, if you used a discount other than 20% on these types of loans as of March 31, 2011, please tell us the impact this had on your financial statements.

•	You state that the discounts were determined as a “reflection of our overall experience.” Please elaborate on how your overall experience helped you determine the proper discounts to apply.

•	We also note your statement that the discounts are determined as a “reduction in price necessary to reduce our holding time of said property.” Please clarify the meaning of this statement.

Response

•

In our response to the second bullet point of comment three from your letter dated April 15, 2011 we stated that we “typically” utilize a discount of 20% for owner-occupied residential mortgage loans. We used the word “typically” in our response because the Company can conceive of situations, however infrequent or unlikely, where a more aggressive discount will be used. The Company would deviate from our stated discount only when extraordinary circumstances have not yet been evaluated by an independent, third-party appraiser. A hypothetical example of such a circumstance would be a recently discovered environmental hazard. The stated discount of 20% was used in all cases of owner-occupied residential mortgage loans as of March 31, 2011, and we anticipate the same to be true for the quarter ended June 30, 2011.

•

In our response to the first bullet point of comment three from your letter dated April 15, 2011 we stated that virtually all of the Company’s single family, residential mortgage loans are made within an eight county area of Pennsylvania. Further, we stated that this is a marketplace with which the Company is very familiar via varied discussions with area appraisers, realtors, developers and government officials, plus knowledge derived from our own collection of data from properties we have appraised multiple times for either loan servicing or refinance purposes. In addition during this period of distressed real estate sales the company has been involved in several short sales and sales of foreclosed properties that have supplemented our knowledge of our marketplace. Taken together, these facts provide the basis for our conclusion that the discounts we are using are reasonable estimates.

•

The Company is a motivated seller of foreclosed properties and we are not in the business of retaining properties for resale. Our objective is to convert these non-earning assets into earning assets and to minimize the carrying costs associated with foreclosed properties. Therefore, the Company will consider offers from potential qualified buyers to purchase these properties at less than fair market value. This practice is common within the financial services industry. This knowledge is not new to the Company and as previously mentioned, is part of the overall experience used by the Company when determining the proper discount to use.

Sincerely,

/s/ Allan A. Muto
Executive VP and CFO

CC: Ms. Babette Cooper, Securities & Exchange Commission

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